RISING DRAGON ACQUISITION CORP.

NO. 604, YIXING ROAD, WANBOLIN DISTRICT

TAIYUAN CITY, SHANXI PROVINCE,

PEOPLE’S REPUBLIC OF CHINA

Via Edgar

September 24, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper and Pam Howell

Re: Rising Dragon Acquisition Corp. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed September 12, 2024

File No. 333-280026

Dear Mr. Alper and Ms. Howell:

We hereby provide a response to the comments issued in a letter dated September 19, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

For ease of reference, each comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended S-1.

Registration Statement on Form S-1 Amendment 3

Dilution, page 86

1.	We note that the proceeds held in trust subject to redemption has changed from your previous amendment. Please clarify the reasons for the change and provide your calculations supporting the revised amount. Additionally, tell us how the revised amount is consistent with your disclosure on page 88 indicating your election to recognize changes in redemption value for shares subject to possible redemption immediately to their redemption amount.

Response: Our ordinary shares and public rights are issued as a unit to investors, and they can be traded separately after the IPO. Because they are both legally detachable and separately exercisable, the instruments are considered “freestanding” under the definition of the freestanding financial instrument in accordance with ASC 480. Since the redeemable shares and public rights are separate freestanding financial instruments (separate units of account), our company is required to allocate proceeds received between the two instruments involved-redeemable shares and public rights, in accordance with ASC 470-20. The allocation of proceeds affects each of the instruments’ initial and subsequent carrying amounts. In our previous amendment, we did not allocate the proceeds appropriately, which is the reason we have made the changes to the proceeds held in trust subject to redemption in this Amended S-1.

We have implemented the allocation of proceeds method as follows: from the total gross proceeds received of $50,000,000 we proportionately allocate $46,600,000 for redeemable shares based on their fair value. The calculation showing the breakdown is as follows: the initial carrying amount of redeemable shares is $46,600,000, determined using the applicable fair value allocation method. The allocated offering costs total $3,345,880. Therefore, the allocated proceeds amount to $43,254,120, calculated by subtracting the allocated offering costs from the initial carrying amount.

When adjusting the initial carrying amount of the redeemable shares to the redemption amount, we have the option to use either the accretion method (which would result in recognizing the adjustment ratably over an appropriate redemption period) or the at redemption value method (which would result in an immediate charge to temporary equity to adjust the initial carrying amount described above to redemption value), as long as the method is consistently applied. We have decided to use the accretion method to gradually adjust the redemption value over the period from the date of issuance to the earliest redemption date of the instrument, which is consistent with the revised amount of the proceeds held in trust subject to redemption. Please also refer to the revisions on page 88 of the Amended S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel David J. Levine, Esq. at 212.407.4923 or Vivien Bai, Esq. at 212.407.4933. Thank you for your time and attention to this filing.

Sincerely,

/s/ Lulu Xing
Lulu Xing
Chairman and Chief Executive Officer

cc:	David J. Levine, Esq.
Vivien Bai, Esq.